Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

August 10, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY  2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated July 8, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – News Release dated July 10, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended May 31, 2009,

➢

Oromin Explorations Ltd. – Stock Option Plan, July 14, 2009,

➢

Oromin Explorations Ltd. – News Release dated July 16, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – Report of Voting Results,

➢

Oromin Explorations Ltd. – News Release dated July 28, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: August 10, 2009	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
July 8, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

DRILL MOBILIZATION AT SANTA ROSA, ARGENTINA

Oromin Explorations Ltd. (“Oromin”) is pleased to report that the mobilization of the rig for drilling well OLE.MD.SREX2001 on the Santa Rosa Dome Petroleum Prospect is now under way.  After spudding, it will take approximately 7 to 10 days to reach the target depth of approximately 1,300 metres to test the Conglomerate Violaceo, Barrancas, Potrerillos and Las Cabras formations.  An announcement will be made when spudding commences.

The Santa Rosa Prospect is a 200 to 300 square kilometre shallow dome structure located within an approximate 7,600 square kilometre concession in the Cuyana Basin, Mendoza Province, Argentina.

The interest holders of the Santa Rosa license are now indirectly Oromin as to 67.52% and Otto Energy Limited of Perth, Australia as to 32.48%.  Oromin is the project operator.

A National Instrument 51-101 compliant technical report on this prospect was filed on SEDAR on July 9, 2008 and is available at www.sedar.com

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 10, 2009

Item 3.

Press Release

July 8, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces drill mobilization at its Santa Rosa project.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 10th day of July, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

DRILL MOBILIZATION AT SANTA ROSA, ARGENTINA

Oromin Explorations Ltd. (“Oromin”) is pleased to report that the mobilization of the rig for drilling well OLE.MD.SREX2001 on the Santa Rosa Dome Petroleum Prospect is now under way.  After spudding, it will take approximately 7 to 10 days to reach the target depth of approximately 1,300 metres to test the Conglomerate Violaceo, Barrancas, Potrerillos and Las Cabras formations.  An announcement will be made when spudding commences.

The Santa Rosa Prospect is a 200 to 300 square kilometre shallow dome structure located within an approximate 7,600 square kilometre concession in the Cuyana Basin, Mendoza Province, Argentina.

The interest holders of the Santa Rosa license are now indirectly Oromin as to 67.52% and Otto Energy Limited of Perth, Australia as to 32.48%.  Oromin is the project operator.

A National Instrument 51-101 compliant technical report on this prospect was filed on SEDAR on July 9, 2008 and is available at www.sedar.com

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
July 10, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEWS  RELEASE

Oromin Explorations Ltd. (“Oromin”) announces that it has granted stock options to employees, consultants, management, directors and officers entitling the purchase of up to 3,870,000 shares of Oromin under its Stock Option Plan, subject to regulatory approval.  The options are exercisable at a price of $1.12 per share until July 10, 2014.

To find out more about Oromin Explorations Ltd., please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 10, 2009

Item 3.

Press Release

July 10, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces granting of options.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 10th day of July, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

NEWS  RELEASE

Oromin Explorations Ltd. (“Oromin”) announces that it has granted stock options to employees, consultants, management, directors and officers entitling the purchase of up to 3,870,000 shares of Oromin under its Stock Option Plan, subject to regulatory approval.  The options are exercisable at a price of $1.12 per share until July 10, 2014.

To find out more about Oromin Explorations Ltd., please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Three months ended May 31, 2009

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2009.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

		February 28,
	May 31,	2009
	2009	(audited)

ASSETS

Current
Cash and cash equivalents	$1,150,309	$6,550,450
Receivables	164,450	195,379
Investments (Note 5)	65,885	71,874
Prepaid expenses and deposits	11,122	11,122
	1,391,766	6,828,825

Resource properties (Note 6)	44,261,851	40,292,264
Advances to joint venture (Note 6)	4,710,270	1,787,158
Contractor deposit	191,818	222,372
Equipment and fixtures	200,805	213,463
Performance bond – restricted cash	14,284	24,525
	$50,770,794	$49,368,607

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities
Due to joint venture	$4,220,005	$2,332,359

Shareholders’ equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued: 66,067,606 common shares
(February 28, 2009 – 66,067,606)	58,528,199	58,528,199
Contributed surplus (Note 7)	8,475,106	8,475,106
Accumulated other comprehensive income (Note 4)	(305,466)	(299,476)
Deficit	(20,147,050)	(19,667,581)
	46,550,789	47,036,248
	$50,770,794	$49,368,607

Subsequent events (Note 12)

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss

(Unaudited – Prepared by Management)

		Three Months	Three Months
		Ended	Ended
		May 31, 2009	May 31, 2008

EXPENSES
Amortization		$12,658	$701
Filing and transfer fees		2,152	3,003
Office and rent		64,894	37,983
Professional and consulting fees		88,132	114,037
Salaries and benefits		115,015	50,889
Stock-based compensation		-	4,344,140
Travel and public relations		87,730	94,295

		(370,581)	(4,645,048)

OTHER INCOME (EXPENSE)
Interest income		1,463	178,041
Project administration fees		135,573	-
Foreign exchange loss		(245,924)	(93,079)
Loss on disposition of investment (Note 5)		-	(447,458)
		(108,888)	(362,496)

Loss for the period		(479,469)	(5,007,544)

Other comprehensive gain (loss)
Unrealized loss on securities held for sale (Note 5)		(5,990)	(41,431)

Total comprehensive loss for the period	$	(485,459)	$(5,048,975)

Basic and diluted loss per common share		$(0.01)	$(0.08)

Weighted average number of shares outstanding		66,067,606	65,081,051

Oromin Explorations Ltd.

(An exploration stage company)

Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	May 31,	May 31,
	2009	2008

STATEMENT OF DEFICIT
Balance, beginning of period	$19,667,581	$15,093,396
Net loss for the period	479,469	5,007,544
Balance, end of period	$20,147,050	$20,100,940

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$299,476	$531,311
Unrealized losses on investments held for sale	5,990	41,431
Realization of loss on investment disposed of (Note 5)	-	(447,458)
Balance, end of period	$305,466	$125,284

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

		Three Months	Three Months
		Ended	Ended
		May 31,	May 31,
		2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$	(479,469)	$(5,007,544)
Items not affecting cash
Stock-based compensation		-	4,344,140
Loss on disposition of investment		-	447,458
Amortization		12,658	701
Foreign exchange loss (gain)		30,554	(981)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities		61,448	(343,048)
Receivables		41,170	(39,090)

		(333,639)	(598,364)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash		-	389,159
Increase in amounts due to (from) joint venture		-
		-	389,159

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties		(3,758,607)	(4,606,770)
Advances to joint venture		(2,923,112)
Proceeds from partial disposition		1,615,217
Purchase of equipment and fixtures		-	(111,192)
		(5,066,502)	(4,717,962)

Change in cash and cash equivalents		(5,400,141)	(4,927,167)

Cash and cash equivalents - beginning of period		6,550,450	26,139,917

Cash and cash equivalents – end of period		$1,150,309	$21,212,750

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral and oil and gas exploration activities are in the pre-production stage. Consequently, the Company is defined as an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration, and future profitable commercial production or proceeds from the disposition thereof.  These financial statements have been prepared on a going-concern basis, based in part upon the successful financing carried out following the end of the reporting period as set out in Note 12.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2009.

3.

SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

CHANGES IN ACCOUNTING POLICIES

New accounting policies

Effective with the new fiscal year beginning March 1, 2009, the Company adopted certain new accounting standards issued by the CICA which may impact the Company in the future as follows:

Financial Instruments Disclosures

In March 2007, the C1CA issued Section 3862 Financial Instruments - Disclosures, and Section 3863 Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance the previous disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the three months ended May 31, 2009.

Goodwill and Intangible Assets

CICA Handbook Section 3064 Goodwill and Intangible Assets establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, Revenues and Expenses during the pre-operating period.  The changes are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2009. The Company believes that the adoption of this change will not have a significant impact on the disclosure in its consolidated financial statements.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2009

4.

CHANGES IN ACCOUNTING POLICIES (continued)

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that the date for publicly-listed companies to use IFRS replacing Canadian GAAP is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

5.

INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2009 of $0.055 per share or $65,885 in the aggregate. The Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Lund totaling $5,990 charged to other comprehensive loss for the period.

6.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Sabodala,	Santa Rosa	Total
	Senegal	Argentina

Balance, February 28, 2009	$36,759,620	$3,532,644	$40,292,264

Camp operation	542,570	-	542,570
Contractors and geological staff	350,131	100,319	450,450
Corporate services fee	822,075	-	822,075
Drilling	1,667,149	-	1,667,149
Engineering	964,886	-	964,886
Exploration office	53,602	29,233	82,835
Land and legal	14,605	75,494	90,099
Presumptive income tax	-	27,931	27,931
Sample analysis	415,313	-	415,313
Social programs	119,635	-	119,635
Travel and accommodation	147,029	24,419	171,448
Wages and benefits	230,413	-	230,413
	5,327,408	257,396	5,584,804
Proceeds of partial disposition (Note 6(b))	-	(1,615,217)	(1,615,217)
Balance, May 31, 2009	$42,087,028	$2,174,823	$44,261,851

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2009

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (continued)

a)

Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company domiciled in the Republic of Panama. The Company provides exploration and management services to OJVG.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended May 31, 2009, the joint venture incurred total exploration and related costs of $9,010,666 of which the Company’s share was $4,505,333, exclusive of $822,075 paid by the Company to Bendon for corporate services associated with the project not chargeable to the joint venture.

b)

Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, EOSA, over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree the Company is committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. Also pursuant to the May 2, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% interest in the Santa Rosa Property by contributing US$1,400,000 to exploration and development of the project, following which the joint venture partners are to fund ongoing expenditures pro rata to their interests. The LOI was superseded in December 2008 by the settlement and execution of various formal agreements incorporating the terms of the LOI. On May 4, 2009 Otto paid the US$ 1,400,000, translated as $1,649,340 and acquired its 32.48% interest in the Santa Rosa project by acquiring that per cent interest in the shares of Cynthia Holdings Limited (“Cynthia”) which in turn owns all the shares of EOSA, which holds the hydrocarbon rights granted under Decree 1018/2008.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2009

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

At the date of acquisition the net assets of Cynthia and its subsidiary EOSA totaled $3,822,723 made up of net current assets of $105,059 and Santa Rosa project costs of $3,717,665. During the period from Otto becoming a shareholder of Cynthia to May 31, 2009 the joint venture incurred further deferred costs totaling $107,191 ascribed to the Company as to $72,375 and as to Otto $34,816.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 28, 2009 and at May 31, 2009	66,067,606	$58,528,199	$8,475,106

See Note 12 which describes shares issued subsequent to May 31, 2009.

8.

WARRANTS

As at May 31, 2009, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
	$
540,000	2.75	November 15, 2009
2,700,000	3.30	* November 15, 2009
900,000	3.30	November 26, 2009

4,140,000

* These warrants are subject to accelerated conversion provisions under certain circumstances.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2009

9.

STOCK OPTIONS

As at May 31, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
	$
100,000	2.60	July 1, 2009
75,000	0.40	June 1, 2010
87,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013

5,578,000

No stock options were granted or vested during the current period and accordingly no amounts have been recorded as stock-based compensation during the period.

See Note 12 which describes options granted subsequent to May 31, 2009.

10.

RELATED PARTY TRANSACTIONS

	2009	2008

Office and rent	$64,272	$13,230
Professional and consulting fees	121,830	71,605
Salaries and benefits	70,950	59,550

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at May 31, 2009 is $61,686 (February 28, 2009 - $114,938) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2009

11.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	May 31, 2009	February 28, 2009

Senegal	$42,087,028	$36,759,620
Argentina	2,174,823	3,352,644
Canada	200,805	213,463

	$44,462,656	$40,505,727

12.

SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2009:

a)

On June 19, 2009 the Company completed a private placement financing resulting in the issue of 28,571,429 common shares at the price of $0.70 per chare for gross proceeds of $20,000,000. A portion of the offering was placed by fiscal agents who were paid a cash commission of $1.26 million, in addition to other costs of the issue.

b)

On July 10, 2009 the Company granted options to employees, officers, directors and consultants for the acquisition of up to a total of 3,870,000 common shares, exercisable for a five year term at the price of $1.12 per share.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2009

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the quarter ended May 31, 2009, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Sénégal and in advancing the permitting process for its Santa Rosa oil & gas concession in the Province of Mendoza, Argentina, where we expect to spud our first test well before the end of July.

This MD&A is dated July 10, 2009 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during and immediately prior to the three months ended May 31, 2009 and subsequently to the date of this report.

1.

A very significant financing was carried out in May and June 2009 and closed June 19th. As set out in Note 12 to the first quarter financial statements, we issued 28,571,429 common shares at the price of $0.70 per share for gross proceeds of $20.0 million. This financing will provide a robust level of funding for our activities during the current fiscal year, including carrying out a pre-feasibility study at the Sabodala Gold Project expected for delivery in August, and drilling the first test well at the Santa Rosa oil and gas concession, with the commencement of drilling – “spudding”  – expected before the end of July.

2.

We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $5.3 million to our investment in the Sabodala project in the first fiscal quarter, and are continuing with aggressive work schedules. News releases issued April 14 and May 14, 2009 describe significant drilling results and other progress at the Kerekounda, Golouma West, Golouma South, and Masato gold targets. Total joint venture expenditures during the first fiscal quarter, managed by Oromin, were approximately $9.0 million of which Oromin’s share was $4.5 million.

3.

On February 27, 2009 we issued a news release providing an update to our July 2008 initial resource estimate, based on additional drill results to the end of December 2008. This update included for the first time resources from a fourth deposit, Kerekounda. The estimate update was provided by our consultants Lions Gate Geological Consulting Inc. in compliance with National Instrument 43-101, and outlines a total inferred in-situ resource estimate at the Goulouma West, Goulouma South and Kerekounda deposits of 9.7 million tonnes grading 3.01 grams per tonne gold for a contained gold resource of 940,000 ounces, and an inferred in-situ resource at the Masato deposit of 35.4 million tonnes grading 1.16 grams per tonne gold for a contained gold resource at Masato of  1.32 million ounces. Cut-off grades used for the Goulouma West and Goulouma South deposits are 0.5 grams per tonne; for Kerekounda 4.0 grams per tonne; and for Masato 0.5 grams per tonne. Applying a 1.0 gram per tonne cut-off grade to the Masato deposit provides an in-situ tonnage of 15.4 millions grading 1.74 grams per tonne, for a contained gold resource of 860,000 ounces.

4.

As cited in previous MD & A reports, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continued, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. We are now finalizing the preparation work to drill the first of the test wells, which we now expect to occur during July, and the drill rig is on site. On January 8, 2009 we announced agreements formalizing Otto Energy Ltd.’s farm-in to this project, whereby Otto shall earn a 32.48% interest by providing the first USD $1.4 million portion of a 2009 Exploration Program and Budget of US $4.1 million, the balance of the program to be funded pro rata 67.52% by Oromin and 32.48% by Otto. Otto’s initial payment of USD $1.4 million was received in May 2009.

5.

Effective December 16, 2008 the Company’s common shares were listed for trading on the Toronto Stock Exchange, the senior Canadian exchange. We view this as an important milestone, expected to provide a higher profile, which we believe is warranted based on the very high levels of success occurring at the Sabodala Gold Project and the Company’s plans for 2009 and beyond.

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The conclusion of our $20 million financing in June has provided a comfortable level of funding to support our activities.

Comment on Recent and Current Economic Conditions

Again, the financing recently completed provides evidence that our management group is able to successfully finance during current market conditions

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, we have very active exploration programs under way at both the Sabodala Gold Project and the Santa Rosa oil and gas prospect.

At this stage of its development, Oromin does not generate cash flow and is a large consumer of cash resources in carrying on its exploration business. Considering management’s track record of continuing operations during past difficult markets, and the indicated quality of our projects, we maintain our opinion that the Company is likely to continue on a going-concern basis for the current and subsequent fiscal years.

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects and mobilizing a similar scale of human and technical resources as in 2008. We believe the progress of our projects, as reported above under “Overall Performance”, readily supports this conclusion.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Although our cash and working capital position had become stressed as at our May 31 reporting date, the subsequent financing has restored a high level of cash resources to the Company.

Our expenses for the three months ended May 31, 2009 were approximately $350,000, up modestly from approximately $300,000 (net of the large but non-cash item stock-based compensation) in the preceding year’s first quarter. Most expense cost centres increased in the 2009 first quarter, reflecting the costs of supporting our expanding activities at the Sabodala and Santa Rosa projects, with the most significant increases occurring in salaries and benefits and office and rent costs. The salary and office costs reflect increasing use of staff resources, and our rent increased significantly after mid-2008 on the renewal of a lease. Professional fees costs have diminished, in part because we are now in our second year of complying with Sarbanes-Oxley legislation in the United States, and major start-up costs have ended. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as our projects continue to mature.

We experienced a major adverse effect on our interest income, as our cash balances diminished at the same time as market rates deteriorated dramatically. We also experienced an adverse increase in foreign exchange effects, attributable to our holdings of USD monetary balances while the U.S. dollar decreased significantly from over 1.25 in February 2009 to less than 1.10 in May.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	May 31,	February 28,	November 30,	August 31,	May 31,	February 29,	November 30,	August 31,
	2009	2009	2008	2008	2008	2008	2007	2007
Total assets	$50,770,794	$49,368,607	$48,290,046	$47,902,708	$48,567,218	$48,205,346	$45,154,830	$29,919,523
Resource properties and deferred costs	44,261,851	40,292,264	36,204,517	31,834,611	26,508,057	21,246,506	17,567,037	15,120,881
Working capital	(2,828,239)	4,496,466	9,571,288	13,594,817	19,266,954	24,508,196	26,464,216	12,235,318
Shareholders’ equity	46,550,789	47,036,248	46,256,440	45,916,040	46,161,842	46,030,061	44,502,094	28,009,604
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(479,469)	545,408	398,069	(510,118)	(5,007,544)	813,144	(1,302,009)	(209,777)
Earnings (loss) per share	(0.01)	0.01	0.00	(0.01)	(0.07)	(0.00)	(0.01)	(0.00)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. We experienced a very large charge to the non-cash expense category for stock-based compensation, since the Company made significant grants of incentive stock options in March and May 2008. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements.

Liquidity

The financing completed June 19, 2009 has provided a significant cash position to the Company, expected to be sufficient to support its aggressive programs in both gold exploration in Senegal and oil and gas wildcat drilling in Argentina..

Capital Resources

The financing completed in June has provided robust capital resources to the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 15 to our year-end audited financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the three months ended May 31, 2009, the Company incurred professional fees of $121,830 with directors or companies controlled by directors. These payments were comprised of $54,980 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $66,850 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. The Company also paid salaries and benefits of $70,950 to its Chief Executive Officer and to one other director for salaried management services, and incurred office and rent costs of $64,272 with companies related by way of common directors.

As at May 31, 2009, accounts payable includes $61,686 due to related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Adoption of new accounting standards

As described in Note 2 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of its 2009-2010 fiscal year. The standards have to do with the concepts of enhanced financial instruments disclosures and with goodwill and intangible assets. The adoption of these new standards has not had a material effect on the Company’s financial position or results during the fiscal period.

International Financial Reporting Standards (“IFRS”)

The Company provided the following disclosure in its financial statements for the period ended May 31, 2009:

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that the date for publicly-listed companies to use IFRS replacing Canadian GAAP is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2009. We recommend that readers of our financial and other disclosures take note of the risk factors set out in our AIF.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 66,067,606 were outstanding at May 31, 2009. With the completion of the financing in June 2009, as of the date of this report the Company now has 94,639,035 shares issued.

Share purchase warrants

As at May 31, 2009 and the date of this report the Company had the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date

540,000	$2.75	November 15, 2009
2,700,000	$3.30	November 15, 2009(1)
900,000	$3.30	November 26, 2009(1)
4,140,000

(1) These warrants are subject to accelerated conversion provisions as described in Notes 7(b) to the annual audited financial statements.

Incentive stock options

As at May 31, 2009, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

100,000	$2.60	July 1, 2009
75,000	$0.40	June 1, 2010
87,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
75,000	$2.79	October 1, 2010
100,000	$0.80	November 22, 2010
1,621,000	$1.90	February 15, 2011
20,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
70,000	$2.04	January 9, 2012
200,000	$2.80	April 20, 2012
85,000	$2.91	May 8, 2012
100,000	$2.91	May 9, 2012
75,000	$3.40	March 1, 2013
2,320,000	$3.25	March 26, 2013
250,000	$3.00	May 14, 2013
5,578,000

The options with expiry date July 1, 2009 did expire unexercised.

Vancouver, British Columbia	ÐÑÐÑÐÑ	July 10, 2009

Readers are referred to the Cautionary Statement on the last page of this document.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2

Certification of interim filings - full certificate

I, Chet Idziszek, Chief Executive  Officer of Oromin Explorations Ltd.,  certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd.  (the “issuer”) for the interim period ended May 31, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2

N/A

5.3

N/A

6.

Reporting changes in ICFR:The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2009 and ended on May 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 15, 2009

“Chet Idziszek”

Chet Idziszek

Chief Executive Officer

2

Form 52-109F2

Certification of interim filings - full certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd.  (the “issuer”) for the interim period ended May 31, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2

N/A

5.3

 N/A

6.

Reporting changes in ICFR:The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2009 and ended on May 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 15, 2009

“Ian Brown”

Ian Brown

Chief Financial Officer

2

OROMIN EXPLORATIONS LTD.

STOCK OPTION PLAN

July 14, 2009

OROMIN EXPLORATIONS LTD.

STOCK OPTION PLAN

1.

INTERPRETATION

1.1

Defined Terms

For the purposes of this Plan, the following terms will have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under section 1(1) of the Securities Act (British Columbia);

(b)

“Assignee” means

(i)

the legal personal representatives of a Participant or

(ii)

a Permitted Assign of a Participant to whom Options have been granted or issued in accordance with subsection ,

and includes the legal personal representatives and successors and permitted assigns of a Permitted Assign of a Participant;

(c)

“Blackout Period” means an interval of time

(i)

when the Disclosure Policy restricts Participants from trading in any securities of the Company because they may be in possession of confidential information; or

(ii)

when the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information; or

(iii)

when, in accordance with the listing rules of any exchange on which the Common Shares are listed, dealings (including issuances or trades) in the securities of the Company are prohibited;

(d)

“Board” means, subject to subsection , the board of directors of the Company;

(e)

“Business Day” means any day other than a Saturday, a Sunday, a statutory or public holiday or any other day on which the banks are not regularly open for business in the City of Vancouver, British Columbia;

(f)

“Cause” means any act, omission or course of conduct recognized as cause for dismissal or termination of employment or engagement under applicable law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;

(g)

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% plus one of the outstanding voting securities of the Company;

(h)

“Common Shares” means the common shares without par value of the Company as constituted on the date of this Plan, provided that, in the event of any adjustment pursuant to section , “Common Shares” will thereafter mean the securities or other property resulting from the events giving rise to the adjustment;

(i)

“Company” means Oromin Explorations Ltd.;

(j)

“Disability” means any disability with respect to a Participant that the Board, in its sole and unfettered discretion, considers likely to prevent the Participant permanently from:

(i)

being employed or engaged by the Company, its Subsidiaries or another employer in a position that is the same as or similar to that in which the Participant was last employed or engaged by the Company;

(ii)

acting as a director or officer of the Company or its Subsidiaries; or

(iii)

engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment that can be expected to result in death or that has lasted or can be expected to last for a continual period of not less than 12 months;

(k)

“Disclosure Policy” means the disclosure policy of the Company, as may be amended from time to time, which policy is contained in the corporate governance manual of the Company, as may be amended from time to time;

(l)

“Eligible Director” means each of the directors of the Company from time to time and each of the directors of any Subsidiary from time to time;

(m)

“Eligible Officer” means each of the officers of the Company from time to time and each of the officers of any Subsidiary from time to time;

(n)

“Eligible Person” means:

(i)

an Eligible Director,

(ii)

an Eligible Officer,

(iii)

a Service Provider, and

(iv)

an Insider of the Company or any Subsidiary;

(o)

“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Common Shares are listed that in the opinion of the Board is the Company’s principal or “home” exchange;

(p)

“Expiry Date” means the date set by the Board under subsection  of the Plan as the last date on which an Option may be exercised by the Participant or its Assignee;

(q)

“Grant Date” means

(i)

subject to subsection , the date on which an Option is granted; or

(ii)

if applicable rules of any stock exchange on which the Common Shares are listed require that a particular Option proposed to be granted not be issued or granted until prior shareholder approval is obtained for such issuance or grant, then “Grant Date” means the date upon which the Board resolves to seek such shareholder approval and grant such Option, notwithstanding that the Option may not actually be granted and issued until a subsequent date upon receipt of the necessary shareholder approval;

(r)

“Insider” has the meaning ascribed in the Toronto Stock Exchange Company Manual;

(s)

“ITA” means the Income Tax Act (Canada), as amended or replaced from time to time;

(t)

“Joint Actor” means a person acting jointly or in concert with an offeror, as defined in section 91 of the Securities Act (Ontario);

(u)

“Market Value” of Common Shares at any applicable date means:

(i)

subject to subsections (ii) and (iii), the volume weighted average trading price of the Common Shares calculated by dividing the total value of Common Shares traded by the total volume of Common Shares traded for the five trading days immediately preceding the Grant Date on the stock exchange upon which the majority of the trading volume and trading value of the Common Shares occurred for such period; or

(ii)

subject to subsection (iii), if at least 75% of each of the trading volume and trading value of the Common Shares for the six months preceding the Grant Date is on a stock exchange other than the Toronto Stock Exchange, the price per Common Share acceptable under the requirements of that stock exchange that, in the opinion of the Board, is reflective of the market price of the Common Shares on the Exchange and such other stock exchange; or

(iii)

if the Common Shares are not listed on any stock exchange, the price per Common Share on the over-the-counter market determined by dividing the aggregate sale price of the Common Shares sold by the total number of such Common Shares so sold on the applicable market on the last day prior to the Grant Date;

(v)

“Offer” has the meaning set forth in subsection ;

(w)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(x)

“Option Agreement” means a written agreement, in the form attached hereto as , evidencing each Option;

(y)

“Option Price” means the price per Common Share at which a Participant may purchase Option Shares as fixed by the Board, adjusted from time to time in accordance with the provisions of section ;

(z)

“Option Shares” means the aggregate number of Common Shares that a Participant or its Assignee may purchase under an Option;

(aa)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(bb)

“Participant” means an Eligible Person to whom Options have been granted;

(cc)

“Permitted Assign” with reference to a Participant means:

(i)

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the Participant,

(ii)

a corporation or other entity that is controlled by the Participant, or

(iii)

a registered retirement savings plan or a registered retirement income fund (as those terms are defined in the ITA) of the Participant;

(dd)

“Plan” means this Stock Option Plan of the Company;

(ee)

“Right” has the meaning set forth in subsection ;

(ff)

“Service Provider” means:

(i)

an employee (including full-time and part-time employees) of the Company or any of its Subsidiaries;

(ii)

any other individual, corporation, partnership or other entity engaged on a bona fide basis to provide ongoing management or consulting services to the Company, to a Subsidiary or to any entity controlled by the Company or a Subsidiary for an initial, renewable or extended period of twelve months or more; and

(iii)

any individual who is providing ongoing management or consulting services to the Company, to a Subsidiary or to any entity controlled by the Company or a Subsidiary indirectly through a corporation, partnership or other entity that is a Service Provider under subsection ;

(gg)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(hh)

“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or by or for the benefit of any other corporation or company in like relation to the Company, and includes any corporation or company in like relation to a Subsidiary;

(ii)

“Unissued Option Shares” means the number of Common Shares, at a particular time, that have been allotted for issuance upon the exercise of an Option but that have not been issued, as adjusted from time to time in accordance with the provisions of section , such adjustments to be cumulative; and

(jj)

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Participant or its Assignee pursuant to the terms of the Option Agreement.

Words importing the singular number only will include the plural and vice versa and words importing the masculine will include the feminine.

This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Unless the context otherwise requires or the Board determines otherwise, all references to currency will be to the lawful money of Canada.

2.

STATEMENT OF PURPOSE

2.1

Principal Purposes

The principal purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, (iv) encouraging Eligible Persons to remain with the Company or its Subsidiaries, and (v) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

3.

ADMINISTRATION OF THE PLAN

3.1

Board or Committee

This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than two directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

3.2

Authority of the Board

Subject only to the express limitations of the Plan and the requirements of any stock exchange on which the Common Shares are listed, the Board will have the sole and unfettered authority:

(a)

to grant Options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants, including, the Expiry Date of an Option, the number of Common Shares for which any Option may be granted to an Eligible Person and the Option Price;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it will from time to time deem advisable;

(d)

to authorize any director or officer to execute and deliver any Option Agreement, notice, commitment or documents and to do any other act as contemplated by the Plan for and on behalf of the Company;

(e)

to delegate to a committee of the Board, on such terms as the Board in its discretion determines, all or any part of the authority of the Board hereunder to administer and implement the Plan; and

(f)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section  hereof, as it may deem necessary or advisable.

3.3

Discretion of the Board

The determinations of the Board under the Plan (including, without limitation, determinations of Service Providers who may receive grants of Options and the amount and timing of such grants), need not be uniform and may be made by the Board selectively among Eligible Persons who receive, or are eligible to receive, grants of Options under the Plan, whether or not such Eligible Persons are similarly situated as to office, length of service, salary or any other factor. The Board may, in its discretion, authorize the granting of additional Options to a Participant or its Assignee before an existing Option has terminated.

3.4

Interpretation of the Plan

Except as set forth in subsection , the interpretation and construction of any provision of the Plan by the Board will be final and conclusive. All guidelines, rules, regulations, decisions and interpretations of the Board respecting the Plan, Option Agreements or the Options will be binding and conclusive on the Company and on all Participants and their Assignees.

4.

GRANT OF OPTIONS

4.1

Eligibility

Participation in this Plan is limited to Participants who are designated from time to time by the Board. Participation is voluntary and the extent to which any Participant is entitled to participate in this Plan will be determined by the Board.

4.2

Option Terms

The Board may from time to time authorize the issue of Options to Participants, or as designated by a Participant in accordance with subsection , on the terms and subject to the conditions set out in this Plan and any additional terms and conditions set out in the Option Agreement as determined by the Board in its sole and unfettered discretion. Notwithstanding any such terms:

(a)

the Board will establish the vesting terms, in accordance with subsection ;

(b)

the Option Price under each Option will be not less than the Market Value on the Grant Date or such other minimum price as the Exchange may require;

(c)

the Board will set the Expiry Date for each Option at the time of issue of the Option, provided that, subject to extension in connection with a Blackout Period as provided under subsection , the Expiry Date will not be more than 10 years after the Grant Date; and

(d)

Options will not be assignable or transferable by the Participant or its Assignee, except:

(i)

to the extent necessary to enable Options that have Vested at the time of death of a Participant or its Assignee to be exercised by the legal personal representatives or beneficiary(ies) of the Participant or its Assignee as contemplated in subsection  and

(ii)

as provided in subsection .

The Board will not be permitted to amend the Option Price except as set out in section  of this Plan.

4.3

Vesting of Option Shares

The Board may determine and impose terms upon which each Option will become Vested in respect of Option Shares, including whether vesting will be in installments.

4.4

Option Agreements

Each Option will be confirmed by the execution of an Option Agreement. Each Participant or its Assignee will have the option to purchase the Option Shares from the Company at the time and in the manner set out in the Plan and in the Option Agreement applicable to the particular Option. The execution of an Option Agreement will constitute conclusive evidence that the grant of Options to the Participant or its Assignee has been completed in compliance with the Plan.

4.5

Issuance and Transferability of Options

Notwithstanding any other provision of the Plan:

(a)

a Participant may, when offered an Option, specify that the Option be issued to a Permitted Assign of the Participant;

(b)

a Participant or its Assignee may at any time, and regardless of whether the Option has Vested, transfer an Option that has been granted to the Participant or its Assignee, including an Option that was granted to under any previous stock option plan of the Company, to a Permitted Assign of the Participant; provided that the Participant provides prior notification to the Company and a replacement Option Agreement is signed by the Permitted Assign.

5.

COMMON SHARES SUBJECT TO THE PLAN

5.1

Limits on Common Shares Issuable on Exercise of Options

Subject to section , at any time the maximum number of Common Shares that may be issuable pursuant to Options granted under the Plan, which Options are outstanding but unexercised and whether or not they are Vested, will be a number equal to 10% of the number of issued and outstanding Common Shares. For the purposes of this subsection , the total number of “issued and outstanding Common Shares” is determined on the basis of the number of Common Shares that are issued and outstanding immediately prior to the Option issuance in question, on a non-diluted basis.

5.2

Terminated or Cancelled Options

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, will again be available for grant under the Plan.  No fractional shares will be issued.  Refer to subsection  for the manner in which a fractional share value will be treated.

6.

EXERCISE OF OPTIONS

6.1

When Options May be Exercised

Subject to this section , an Option may be exercised to purchase any number of Option Shares up to the number of Unissued Option Shares that have Vested at any time after the Grant Date up to the close of business in the location where the Company has its principal office on the Expiry Date and will not be exercisable thereafter.

6.2

Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by the Participant or its Assignee completing and dating the exercise notice in the form attached as  to the Option Agreement, stating that the Participant or its Assignee elects to exercise his or her rights to purchase Option Shares under such Option and the number of Option Shares in respect of which such Option is being exercised, accompanied by full payment for the Option Shares being purchased under such Option delivered to the Company at its principal office at 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (or such other address of the principal office of the Company at the time of exercise) addressed to the attention of the Chief Financial Officer of the Company.  Delivery of any notice of exercise accompanied by the payment may be made by personal delivery, by courier service or by agent.

6.3

Payment of Exercise Price

The exercise price of each Common Share purchased under an Option will be paid in full by bank draft or certified cheque at the time of such exercise, in lawful money of Canada, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable.

6.4

Effect of Exercise

As soon as practicable after the exercise of an Option in accordance with sections  and , the Company will issue a certificate or certificates evidencing the Option Shares in respect of which the Option is exercised.

6.5

Ceasing to be an Eligible Person

If a Participant ceases to be an Eligible Person, the Options of such Participant will be exercisable as follows:

(a)

Death, Disability or Retirement

If a Participant ceases to be a an Eligible Person due to his or her death, Disability or retirement, the Options then held by the Participant or its Assignee, will, subject to subsection , be exercisable to acquire Unissued Option Shares that have Vested at the time of death, Disability or retirement at any time up to but not after the earlier of:

(i)

365 days after the date of death, Disability or retirement; and

(ii)

the Expiry Date,

provided that the Board will have the discretion to increase the period referred to in subsection , above, at any time for any period of time up to the Expiry Date.

(b)

Termination For Cause

If a Participant ceases to be an Eligible Person as a result of termination for Cause, any outstanding Options held by such Participant or its Assignee on the date of such termination, whether in respect of Option Shares that are Vested or not, will be cancelled as of the date of delivery of written notice of termination (and specifically without regard to the date any period of reasonable notice, if any, would expire).

(c)

Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Participant ceases to be an Eligible Person due to his or her retirement at the request of his or her employer, or due to his or her voluntary resignation or due to the termination of his or her employment by the Company for reasons other than Cause, the Options then held by the Participant or its Assignee will be exercisable, subject to subsection , to acquire Unissued Option Shares that have Vested at the time of retirement, resignation or termination for reasons other than Cause, at any time up to but not after the earliest of:

(i)

the Expiry Date;

(ii)

six months after ceasing to be an Eligible Person under this subsection ; and

(iii)

six months after the date of delivery of written notice of retirement, resignation or termination (and specifically without regard to the date any period of reasonable notice, if any, would expire);

provided that the Board will have the discretion to increase the six-month period referred to in subsection  or  above, as applicable, at any time for any period of time up to the Expiry Date.

For greater certainty, an Option that has not Vested in respect of any Unissued Option Shares at the time that the relevant events referred to in subsections  or  occur will not be or become exercisable in respect of such Unissued Option Shares and will be cancelled.

For greater certainty, the retirement of any Participant who is a director of the Company or any Subsidiary at any annual general meeting of the Company or such Subsidiary as required by the constating documents of the Company or Subsidiary, as the case may be, will not result in the termination of the Option granted to such Participant or its Assignee provided that such Participant is re-elected at such annual general meeting as a director of the Company or Subsidiary, as the case may be.

For greater certainty, it is understood that the change in the duties or position of a Participant or the transfer of such Participant from a position with the Company to a position with a Subsidiary, or vice-versa, will not trigger the termination of the Options of such Participant or its Assignee, provided such Participant remains an Eligible Person as such term is defined herein.

6.6

Share Appreciation Right

A Participant or its Assignee may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and, in lieu of receiving Option Shares pursuant to the exercise of the Option, will receive instead and at no cost to the Participant or its Assignee that number of Common Shares, disregarding fractions, which, when multiplied by the Market Value on the day immediately prior to the date of the exercise of the Right, have a total value equal to the product of the number of Option Shares subject to the Option times the difference between the Market Value on the day immediately prior to the exercise of the Right and the Option Price.  The Right will not exist, however, until the Board formally approves the activation of the Right for a specific Participant or its Assignee.  Upon the exercise of the Right by a Participant or its Assignee, all Options utilized for the exercise of such Right will be cancelled.

6.7

No Fractional Common Shares

No fractional Common Shares will be issued upon the exercise of Options granted under the Plan and, accordingly, if a Participant or its Assignee would become entitled to a fractional Common Share upon the exercise of an Option, such Participant or its Assignee will only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

6.8

Blackout Periods

No Option may be exercised by a Participant during a Blackout Period.  If the Expiry Date of an Option or the deadline for exercising the Option as determined under subsection  or  of this Plan, as applicable, falls within a Blackout Period, such Expiry Date or deadline will be deemed to be extended by ten Business Days after the last day of the Blackout Period.

6.9

Representations by Participants

Upon the exercise of Options, each Participant or its Assignees will, if so requested by the Company, represent and agree in writing that:

(a)

the Participant is or was, an Eligible Person;

(b)

the Participant or its Assignee has not been induced to purchase the Option Shares by expectation of employment or continued employment;

(c)

the Participant or its Assignee is purchasing the Option Shares pursuant to the exercise of such Option as principal for his, her or its own account for investment purposes, and not with a view to the distribution or resale thereof to the public;

(d)

the Participant or its Assignee will, prior to and upon any sale or disposition of any of the Option Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(e)

such Participant or its Assignee

(i)

will not offer, sell or deliver any of the Option Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws;, and

(ii)

will acknowledge that the Company has the right to place any restriction or legend on any securities issued pursuant to the Plan including, but in no way limited to, placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

6.10

Other Procedures and Documentation

The Company may employ other procedures and require further documentation from a Participant or its Assignee to ensure compliance with all applicable laws.

7.

TAKE-OVER BID / CHANGE OF CONTROL

7.1

Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Common Shares is made to the Participants or to shareholders of the Company generally or to a class of shareholders of the Company that includes the Participants, which Offer, if accepted in whole or in part, could result in the offeror becoming a control person of the Company, within the meaning of the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, provide each Participant with full particulars of the Offer, and notify the Participants that, as of a date specified in such notice, all Options will become Vested and each Option may be exercised in whole or in part by the Participant or its Assignee so as to permit the Participant or its Assignee to tender the Option Shares received upon such exercise pursuant to the Offer, provided that if

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by a Participant or its Assignee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of subsection  the Option Shares that are not taken up and paid for, will be returned by the Participant or its Assignee to the Company and reinstated as authorized but Unissued Option Shares and, with respect to such returned Option Shares, the related Options will be reinstated as if they had not been exercised and the terms for such Options becoming Vested will be reinstated pursuant to subsection . If any Option Shares are returned to the Company under this section , the Company will immediately refund the exercise price to the Participants or their Assignees for such Option Shares.

7.2

Acceleration of Expiry Date

If, at any time when an Option remains unexercised with respect to any Unissued Option Shares, an Offer is made, the Board may, upon notifying each Participant or its Assignee of full particulars of the Offer, declare that all Options granted under the Plan be Vested and accelerate the Expiry Date for the exercise of all unexercised Options granted under the Plan so that all Options will either be exercised or expire prior to the date upon which Common Shares must be tendered pursuant to the Offer.

7.3

Effect of a Change of Control

If a Change of Control occurs, all Options granted to each Participant or its Assignee will become Vested, whereupon each Option may be exercised in whole or in part by the Participant or its Assignee.

7.4

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Participant retires, resigns or is terminated from employment or engagement with the Company or a Subsidiary, the loss or limitation, if any, pursuant to the Option Agreement with respect to Options which were not Vested at that time or which, if Vested, were cancelled, will not give rise to any right to damages and will not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Participant.

7.5

Right to Participate in New Issues

To the extent that shareholders of the Company are entitled to participate in new issuances of Common Shares, a Participant or its Assignee, with respect to Vested Options held by such Participant or its Assignee, will not be entitled to participate in such issuance by virtue of holding such Vested Options, unless such Participant or its Assignee first exercises the Vested Options in accordance with the terms of the Plan and the Option Agreement.

8.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

8.1

Share Reorganization

Whenever the Company issues Common Shares to all or substantially all holders of Common Shares by way of a stock dividend or other distribution, or subdivides all outstanding Common Shares into a greater number of Common Shares, or combines or consolidates all outstanding Common Shares into a lesser number of Common Shares (each of such events being a “Share Reorganization”), then effective immediately after the effective date for such Share Reorganization for each Option:

(a)

the Option Price will be adjusted to an exercise price that is the product of:

(i)

the Option Price in effect immediately before that effective date, and

(ii)

a fraction, the numerator of which is the total number of Common Shares outstanding on that effective date before giving effect to the Share Reorganization and the denominator of which is the total number of Common Shares that are or would be outstanding immediately after such effective date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted to that number that is the product of:

(i)

the number of Unissued Option Shares immediately before such effective date, and

(ii)

a fraction which is the reciprocal of the fraction described in subsection .

8.2

Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Common Shares:

(a)

shares of the Company, other than Common Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends that the Board has determined to be outside the normal course); or

(d)

rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being a “Special Distribution”), and effective immediately after the effective date at which holders of Common Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Common Shares as a result of such Special Distribution.

8.3

Corporate Organization

Whenever there is:

(a)

a reclassification of outstanding Common Shares, a change of Common Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections  or ;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Common Shares into other shares or securities or a change of Common Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation or entity,

(any such event being a “Corporate Reorganization”)

the Participant or its Assignee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he or she would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he or she had been the holder of all Unissued Option Shares or, if appropriate, as otherwise determined by the Board.

8.4

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions will be conclusively determined by the Company’s auditors or, if the Company’s auditors decline to so act, any other firm of nationally or internationally recognized chartered accountants in Canada that the Board may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Participants or their Assignees.

8.5

Compliance with Regulatory Authorities

Notwithstanding subsections ,  or , in the event of any reorganization (including, without limitation, consolidation, sub-division, reduction or return of the issued capital of the Company), on or prior to the Expiry Date, the rights of the Participant or its Assignee will be changed to the extent necessary at the time of such reorganization, in such manner as determined by the Board, to ensure compliance with the policies of the Exchange that apply to a reorganization of capital at the time of such reorganization. For greater certainty, any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsections ,  or  is subject to the approval of the Exchange and any other governmental and securities regulatory authority and exchange having jurisdiction.

9.

AMENDMENT AND TERMINATION

9.1

Amendments to the Plan

(a)

The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(i)

except in compliance with applicable law and with the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company; and

(ii)

in the case of an amendment or revision, if it materially adversely affects the rights of any Participant or its Assignee, without the consent of the Participant or its Assignee.

(b)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

(c)

The Board may from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the Plan or any Option:

(i)

amend the date upon which an Option may expire, unless the amendment extends the Expiry Date of an Option held by an Insider;

(ii)

amend the vesting provisions of the Plan and any Option Agreement;

(iii)

provide for a cashless exercise feature to an Option or the Plan;

(iv)

amend the Plan or an Option as necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company;

(v)

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(vi)

any amendment respecting the administration of the Plan; and

(vii)

any other amendment that does not require shareholder approval under subection .

(d)

Shareholder approval is required for the following amendments to the Plan:

(i)

any increase in the maximum number of Option Shares that may be issuable pursuant to Options granted under the Plan set out in subsection ;

(ii)

any reduction in the Option Price or extension of the Expiry Date of an Option held by an Insider;

(iii)

any change that would materially modify the eligibility requirements for participation in the Plan.

10.

COMPLIANCE WITH LEGISLATION

10.1

Approvals

The Plan is subject to the approval of:

(a)

any stock exchange on which the Company’s Common Shares are listed for trading; and

(b)

approval by the shareholders of the Company at the next general meeting of shareholders.

Options may be granted under the Plan pending such receipt of such approvals, however no securities will be issued upon the exercise of any Options granted under the Plan until such approvals are obtained.

10.2

Regulatory Compliance

The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Option Shares upon exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company will not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option will be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision will be void.  Option Shares issued and sold to Participants or their Assignees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options will be made in compliance with applicable United States securities laws.

10.3

No Obligations to Issue Common Shares if Non-Compliance

The issue and sale of Option Shares pursuant to any Option granted under the Plan is specifically conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company will have no obligation to issue or sell any Common Shares pursuant to the exercise of any Option unless the Board determines, in its sole discretion, that such issue and sale will be made in compliance with applicable securities laws.  The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Option Shares acquired on exercise of any Option.

11.

MISCELLANEOUS

11.1

Other Compensation Arrangements

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements, subject to any required Exchange or regulatory approval.

11.2

No Other Interests

Nothing contained in the Plan nor in any Option granted hereunder will be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

11.3

No Fetter to Board’s Discretion

The Plan does not give any Participant or any employee of the Company or any of its Subsidiaries the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Subsidiaries.  The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan will not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

11.4

Right to Employment

Neither this Plan nor any of the provisions hereof will confer upon any Participant or its Assignee any right with respect to employment, engagement or appointment or continued employment, engagement or appointment with the Company or any Subsidiary or interfere in any way with the right of the Company or any Subsidiary to terminate such employment, engagement or appointment.

11.5

Related Rights and Other Benefit Plans

No Participant or its Assignee will have any of the rights of a shareholder of the Company with respect to any Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) until such Option Shares have been issued to such Participant or its Assignee upon exercise of the Option and the Participant or its Assignee has made full payment to the Company. Participation in the Plan will not affect a person’s eligibility to participate in any other benefit or incentive plan of the Company. The grant of any Option pursuant to this Plan will not obligate the Company to make any benefit available to any person under any other plan of the Company unless otherwise specifically provided for in such plan.

11.6

Income Taxes

As a condition of and prior to participation in the Plan, any Participant or its Assignee will, on request, authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

11.7

Agreement of Participants and Assignees

Each grant of an Option under the Plan will be subject to the requirement that if at any time the Board determines that any agreement, undertaking or other action or co-operation on the part of an Participant or its Assignee, including in respect to a disposition of the Option Shares, is necessary or desirable as a condition of, or in connection with

(a)

the listing, registration or qualification of the Option Shares subject to the Plan upon any stock exchange or under the laws of any applicable jurisdiction, or

(b)

obtaining a consent or approval of any governmental or other regulatory body,

the exercise of such Option and the issue of Option Shares thereunder may be deferred in whole or in part by the Board until such time as the agreement, undertaking or other action or cooperation will have been obtained in a form and on terms acceptable to the Board.

11.8

Form of Notice

Any notice to be given to the Company pursuant to the provisions of this Plan will be addressed to the Company to the attention of its Chief Financial Officer at the Company’s principal office, and any notice to be given to a Participant or its Assignee will be delivered personally or addressed to him, her or it at the address set out in the Option Agreement, or at such other address as such Participant or Assignee may thereafter designate in writing to the Company. Any such notice will be deemed duly given when made in writing and delivered to the Company or the Participant or Assignee, as the case may be, or if mailed, then on the fifth business day following the date of mailing such notice in a properly sealed envelope addressed as aforesaid, registered or certified mail, postage prepaid, in a post office or post office branch maintained in Canada.

11.9

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of the Common Shares or with respect to any income tax matters affecting the Participant or its Assignee resulting from the grant or exercise of an Option and/or transactions in the Option Shares. Neither the Company, nor any of its directors, officers or employees are liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the purchase or sale of Option Shares hereunder, with respect to any fluctuations in the market price of Common Shares or in any other manner related to the Plan.

11.10

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, then such provision will be deemed to be amended to the extent required to bring such provision into compliance therewith.

11.11

No Assignment

Except as provided in subsection , no Option will be assignable or transferable by the Participant and any purported assignment or transfer of an Option will be void and will render the Option void, provided that in the event of death of the Participant or its Assignee, the legal personal representative of such Participant or its Assignee may exercise the Option in accordance with subsection .

11.12

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan will govern.

11.13

Governing Law

The laws of the Province of British Columbia will govern the Plan and each Option Agreement issued pursuant to the Plan.

11.14

Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver that time is to be of the essence.

11.15

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Participants and their Assignees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

12.

EFFECTIVE DATE

The effective date of the Plan is July 14, 2009, subject to receipt of all approvals which the Company requires in connection with the implementation of the Plan.

Approved by the shareholders of the Company on July 14, 2009.

SCHEDULE

OROMIN EXPLORATIONS LTD.

OPTION AGREEMENT

This Option Agreement is entered into between Oromin Explorations Ltd. (the “Company”) and the Optionee named below pursuant to the Oromin Explorations Ltd. Stock Option Plan (the “Plan”), a copy of which has been provided to the Optionee (as defined below), and confirms that on the _____ day of _____________________, 20___, _____________________________________________________ (the “Optionee”) was granted the option (the “Option”) to purchase _________________________________ common shares in the capital of the Company (the “Option Shares”) for the price of $________________ per share, which shall be exercisable (“Vested”) in whole or in part in the amounts and on or after the dates set forth in the Vesting Table below, if applicable, and which Options will terminate on the _____ day of _____________________, 20___, on the terms and subject to the conditions set out in the Plan and the following additional conditions imposed by the Board:

Vesting Table (if applicable)

Number of Options		Date of Vesting
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____

For greater certainty, once Options have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of _________________________, 20____.

OROMIN EXPLORATIONS LTD.

OPTIONEE	Authorized Signatory

EXHIBIT

EXERCISE FORM

TO:

Oromin Explorations Ltd. (the “Company”)
Suite 2000, Guiness Tower
1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Attention:  Chief Financial Officer

________________________________, (the “Optionee”), the holder of ___________________ share purchase options of the Company (the “Options”), granted pursuant to an option agreement dated the ____, day of ___________________, 20____, (the “Option Agreement”) hereby subscribes for __________________________ common shares of the Company (the “Subscribed Option Shares”) according to the conditions set forth in the Option Agreement and in the Plan referred to therein, and herewith makes payment of the purchase price in full for the said number of Option Shares at the rate of $_________________ per share.  A certified cheque or bank draft in the amount of $_________________ is enclosed herewith for such payment.

In the event that the number of Subscribed Option Shares is less than the number of Option Shares (as defined in the Option Agreement), the Company will deliver to the Optionee, together with the share certificates representing the Subscribed Option Shares, the grid attached hereto as  showing the balance of the Option Shares which it is entitled to purchase pursuant to the Option Agreement.

The undersigned hereby directs that the Option Shares hereby subscribed for be issued and delivered as follows:

NAME	ADDRESS

DATED at ____________________ this _____ day of ____________________, _______.

Signature of Optionee

APPENDIX

OROMIN EXPLORATIONS LTD.

STOCK OPTION EXERCISE GRID

Capitalized terms used herein have the meaning provided in the option agreement dated the ____ day of ___________________, 20___, (the “Option Agreement”) between Oromin Explorations Ltd. and ________________________________ (the “Optionee”).

Pursuant to the Option Agreement, the Optionee is entitled to purchase that number of Option Shares indicated in the table below.

Option Shares Issued	Option Shares Available	Initials of Authorized Officer	Date
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
July 16, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

DRILLING COMMENCES AT SANTA ROSA, ARGENTINA

Oromin Explorations Ltd. (“Oromin”) through the Argentina subsidiary, Exploraciones Oromin S.A. (“Oromin”), commenced drilling its first well, OLE.MD.SRE X-2001 on the Santa Rosa Dome Prospect on July 15, 2009 at 5PM, Pacific Daylight Savings Time.

It is anticipated that it will require less than 14 days to drill to the target depth of 1,300 metres.  The Santa Rosa Prospect is a 200 to 300 square kilometre shallow dome structure located within an approximate 7,600 square kilometre concession located in the Cuyana Basin, Mendoza Province, Argentina.

The interest holders of the Santa Rosa license are indirectly Oromin as to 67.52% and Australian Otto Energy Limited as to 32.48%.  Oromin is the project operator.

A National Instrument 51-101 compliant technical report on this prospect was filed on SEDAR on July 9, 2008 and is available at www.sedar.com

Norman Haimila, Ph.D., petroleum consultant and Oromin’s Country Manager, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of the American Institute of Petroleum Geology and the American Association of Petroleum Geologists.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 16, 2009

Item 3.

Press Release

July 16, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces commencement of drilling at its Santa Rosa Prospect.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of July, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

DRILLING COMMENCES AT SANTA ROSA, ARGENTINA

Oromin Explorations Ltd. (“Oromin”) through the Argentina subsidiary, Exploraciones Oromin S.A. (“Oromin”), commenced drilling its first well, OLE.MD.SRE X-2001 on the Santa Rosa Dome Prospect on July 15, 2009 at 5PM, Pacific Daylight Savings Time.

It is anticipated that it will require less than 14 days to drill to the target depth of 1,300 metres.  The Santa Rosa Prospect is a 200 to 300 square kilometre shallow dome structure located within an approximate 7,600 square kilometre concession located in the Cuyana Basin, Mendoza Province, Argentina.

The interest holders of the Santa Rosa license are indirectly Oromin as to 67.52% and Australian Otto Energy Limited as to 32.48%.  Oromin is the project operator.

A National Instrument 51-101 compliant technical report on this prospect was filed on SEDAR on July 9, 2008 and is available at www.sedar.com

Norman Haimila, Ph.D., petroleum consultant and Oromin’s Country Manager, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of the American Institute of Petroleum Geology and the American Association of Petroleum Geologists.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

REPORT OF VOTING RESULTS

The following describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders of Oromin Explorations Ltd. (the Company”) held on July 14, 2009 in Vancouver, British Columbia:

Item 1:

Appointment of Auditors

Davidson & Company LLP was appointed as auditor of the Company and the directors were authorized to fix the remuneration of the auditor by a majority vote by a show of hands.

Votes For	21,667,975
Votes Withheld	2,302

Item 2:

Election of Directors

The seven nominees set forth in the Company’s Information Circular dated June 3, 2009 were elected as directors of the Company by a majority vote by a show of hands.

Votes For	21,648,168
Votes Withheld	22,109

Item 3:

Stock Option Plan

The New Stock Option Plan, as more fully set forth in the Management Information Circular dated June 3, 2009, was approved and adopted as the stock option plan of the Company.

Votes For	11,644,967
Votes Against	261,954

OROMIN EXPLORATIONS LTD.

Signed “J.G. Stewart”

J.G. Stewart

Corporate Secretary

July 20, 2009

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
July 28, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

SANTA ROSA, ARGENTINA UPDATE

Oromin Explorations Ltd. ("Oromin") through the Argentina subsidiary, Exploraciones Oromin S.A. ("Oromin") reports that on July 26, 2009, exploration well OLE.MD.SRE X-2001 reached a total depth of 1,270 metres in basement.

Initial electric logging and subsequent MRIL (magnetic resonance imaging) evaluation completed late July 27, 2009 confirms that the well has not encountered hydrocarbons.  The results suggest that the target reservoir zones are not present at this crestal well location.

The interest holders of the Santa Rosa license (indirectly Oromin as to 67.52% and Australian Otto Energy Limited as to 32.48%) will now study the well data and incorporate this in a regional data base to determine whether potential stratigraphic traps on the western flank of the Santa Rosa dome warrant further investigation.

The well will be plugged and abandoned as a dry hole.

A National Instrument 51-101 compliant technical report on this prospect was filed on SEDAR on July 9, 2008 and is available at www.sedar.com

Norman Haimila, Ph.D., petroleum consultant and Oromin’s Country Manager, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of the American Institute of Petroleum Geology and the American Association of Petroleum Geologists.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 29, 2009

Item 3.

Press Release

July 28, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Santa Rosa Prospect.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of July, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

SANTA ROSA, ARGENTINA UPDATE

Oromin Explorations Ltd. ("Oromin") through the Argentina subsidiary, Exploraciones Oromin S.A. ("Oromin") reports that on July 26, 2009, exploration well OLE.MD.SRE X-2001 reached a total depth of 1,270 metres in basement.

Initial electric logging and subsequent MRIL (magnetic resonance imaging) evaluation completed late July 27, 2009 confirms that the well has not encountered hydrocarbons.  The results suggest that the target reservoir zones are not present at this crestal well location.

The interest holders of the Santa Rosa license (indirectly Oromin as to 67.52% and Australian Otto Energy Limited as to 32.48%) will now study the well data and incorporate this in a regional data base to determine whether potential stratigraphic traps on the western flank of the Santa Rosa dome warrant further investigation.

The well will be plugged and abandoned as a dry hole.

A National Instrument 51-101 compliant technical report on this prospect was filed on SEDAR on July 9, 2008 and is available at www.sedar.com

Norman Haimila, Ph.D., petroleum consultant and Oromin’s Country Manager, is the Company’s “qualified evaluator” for the purposes of National Instrument 51-101 and has verified the data disclosed in this news release.  Dr. Haimila is a member of the American Institute of Petroleum Geology and the American Association of Petroleum Geologists.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.